Exhibit 99.3

*** Exercise Your Right to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the

Annual and Extraordinary Shareholder Meetings to Be Held on May 31, 2017.

ATENTO S.A.

ATENTO S.A. 4 RUE LOU HEMMER L-1748 LUXEMBOURG FINDEL GRAND-DUCHY OF LUXEMBOURG RCS LUXEMBOURG B.185.761

Meeting Information
Meeting Type: Annual and Extraordinary Meetings
For holders as of: April 17, 2017
Date: May 31, 2017 Time: 10:00 AM Central European Time
Location: 4 rue Lou Hemmer
L-1748 Luxembourg Findel Grand-Duchy of Luxembourg RCS Luxembourg B.185.761

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at www.proxyvote.com or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote — How to Access the Proxy Materials
Proxy Materials Available to VIEW or RECEIVE:
NOTICE AND PROXY STATEMENT LETTER TO SHAREHOLDERS ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS INDIVIDUAL FINANCIAL STATEMENTS

How to View Online:
Have the information that is printed in the box marked by the arrow (located on the following page) and visit: www.proxyvote.com.

How to Request and Receive a PAPER or E-MAIL Copy:
If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:
1) BY INTERNET:	www.proxyvote.com
2) BY TELEPHONE:	1-800-579-1639
3) BY E-MAIL*:	sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before May 17, 2017 to facilitate timely delivery.

— How To Vote — Please Choose One of the Following Voting Methods

Vote In Person:    Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to www.proxyvote.com. Have the information that is printed in the box marked by the arrow (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting Items

Agenda of the Annual General Meeting

The Board of Directors recommends you vote FOR the following:

1.	Approval of the report of the Board of Directors in respect of the individual and consolidated annual accounts of the Company as at December 31, 2016;

2.	Approval of the individual annual accounts of the Company as at December 31, 2016;

3.	Approval of the consolidated annual accounts of the Company as at December 31, 2016;

4.	Allocation of the result of the 2016 financial year;

5.	Discharge to the directors of the Company in respect of the 2016 financial year;

6.	Ratification of the mandate of the director, David Garner, co-opted by the Board of Directors during the financial year ended December 31, 2016;

7.	Renewal of the mandates of Class III directors of the Company:

	a.	Re-electing Francisco Tosta Valim Filho as Class III director of the Company for a term ending at the Annual General Meeting of Shareholders in 2020;

	b.	Re-electing Melissa Bethell as Class III director of the Company for a term ending at the Annual General Meeting of Shareholders in 2020; and

	c.	Re-electing Devin O’Reilly as Class III director of the Company for a term ending at the Annual General Meeting of Shareholders in 2020;

8.	Approval of the renewal of the mandate of the independent auditor of the Company;

9.

Approval of fees to members of the Board of Directors, serving as directors of the Company and members of the Company’s committees, in the correspondent aggregate amount for the financial year as at December 31, 2016 and the related power granted to the Board of Directors to allocate such amounts between the directors of the Company.

Agenda of the Extraordinary General Meeting

The Board of Directors recommends you vote FOR the following:

E1.	Full restatement of the articles of association of the Company without a change to the corporate purpose in order to:

a.

Authorize the Board of Directors to transfer the registered office of the Company within the same municipality or to any other municipality in the Grand Duchy of Luxembourg so as to reflect certain changes to the law of 10 August 1915, as amended on commercial companies;

b.	Amend the formalities for convening the general meetings of shareholders so as to reflect certain changes to the law of 10 August 1915, as amended on commercial companies;

c.

Renew the Board of Directors’ authorization to issue ordinary shares within the limit of the authorized share capital during a period of five years and the authorization granted to the Board of Directors to suppress or limit any preferential subscription rights of the existing shareholders for the same period of five years; and

d.

Authorize the Board of Directors to allocate existing shares of the Company without consideration or to issue new shares paid up out of available reserves to certain employees so as to reflect certain changes to the law of 10 August 1915, as amended on commercial companies.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.